PENN WEST ANNOUNCES ITS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2014

FOR IMMEDIATE RELEASE, September 18, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial results for the second quarter ended June 30, 2014. The Company previously announced its key operating results for the second quarter on July 29, 2014. All figures are in Canadian dollars unless otherwise stated. All comparative figures for the three and six month periods ended June 30, 2013 are as restated.

	Three months ended June 30			Six months ended June 30
	2014	(restated) 2013	% change	2014	(restated) 2013	% change
Financial
(millions, except per share amounts)

Gross revenues (1,2)	$650	$745	(13)	$1,318	$1,449	(9)
Funds flow (2)	298	249	20	567	486	17
Basic per share (2)	0.61	0.51	20	1.15	1.01	14
Diluted per share (2)	0.60	0.51	18	1.15	1.01	14
Net income (loss)	143	(53)	>100	54	(168)	>100
Basic per share	0.29	(0.11)	>100	0.11	(0.35)	>100
Diluted per share	0.29	(0.11)	>100	0.11	(0.35)	>100
Development capital expenditures (3)	65	68	(4)	260	453	(43)
Long-term debt at period-end	$2,234	$3,125	(29)	$2,234	$3,125	(29)

Dividends
(millions)
Dividends paid (4)	$69	$130	(47)	$137	$259	(47)
DRIP	(15)	(26)	(42)	(29)	(54)	(46)

Dividends paid in cash	$54	$104	(48)	$108	$205	(47)

Operations

Daily production (average)
Light oil and NGL (bbls/d)	55,783	72,493	(23)	57,144	72,708	(21)
Heavy oil (bbls/d)	13,625	15,653	(13)	13,373	15,987	(16)
Natural gas (mmcf/d)	224	312	(28)	231	316	(27)

Total production (boe/d) (5)	106,706	140,083	(24)	109,070	141,436	(23)

Average sales price
Light oil and NGL (per bbl)	$94.15	$82.65	14	$92.89	$81.44	14
Heavy oil (per bbl)	79.40	67.10	18	74.40	58.81	27
Natural gas (per mcf)	$4.96	$3.70	34	$5.37	$3.44	56

Netback per boe
Sales price	$69.76	$58.49	19	$69.17	$56.20	23
Risk management gain (loss)	(3.05)	(0.07)	100	(2.51)	0.26	(100)

Net sales price	66.71	58.42	14	66.66	56.46	18
Royalties	(11.54)	(8.38)	38	(10.82)	(7.84)	38
Operating expenses	(15.20)	(21.15)	(28)	(17.82)	(21.14)	(16)
Transportation	(0.60)	(0.59)	1	(0.61)	(0.59)	4

Netback (2)	$39.37	$28.30	39	$37.41	$26.89	39

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(3)	Includes capital carried by partners.
(4)	Includes dividends paid in cash that are subsequently reinvested to purchase shares from treasury under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PRESIDENT’S MESSAGE

Penn West delivered a strong set of results in the quarter and continued to make progress toward our goals of long-term sustainability and overall competitiveness. Importantly, as we noted in a related press release today regarding our restatement, our long term strategy for our operations, development program and growth going forward is unchanged. We remain well on pace to meet our full year production guidance of 101,000 to 106,000 boe per day for 2014. Our cash and debt balances were not affected by the restatement, nor were our reserve volumes and values, and our bank facility and senior unsecured notes will continue in effect on their existing terms with delivery of our restated historical and second quarter financial statements. In short, our fundamentals remain strong; our proof point will be execution.

In the quarter, increased production reliability and continued strong development results enabled us to deliver average production of 105,702 boe per day before adjustments, over 65 percent of which were liquids, into a strong commodity environment. The company fully captured the increase in net sales price during the quarter to our netback per boe as a result of solid cost reduction efforts. Second quarter cash costs have declined roughly $80 million (approximately 20 percent) from the second quarter of 2013, with nearly $55 million of these reductions driven by structural cost changes in the enterprise. On an annualized run rate basis, these structural changes translate to projected annual savings of over $220 million. We expect our cost profile to continue to improve as a result of our ongoing continuous improvement activities.

Development capital was limited to $65 million in the quarter, as expected, due to breakup conditions; however, the Company drilled ten wells in the quarter and completed a total of 12 wells. Our annual base decline rate is approximately 20 percent; among the best in our peer group. In early July we had eight drilling rigs operating and we can reiterate our plans to drill 210 wells in the year within previous operated development capital estimates. Importantly our 2015 well planning is largely in place and we expect full year 2016 development plans to be well advanced by the end of 2014. This planning allows us to act with greater certainty and improve our ability to control costs and direct activity to our highest value areas. Our drilling inventory across our core focus areas is comprised of several thousand wells, which we believe represents a decade’s worth of drilling opportunities.

We continued to streamline our business and improve our processes in the second quarter. The Company has reduced its headcount by almost 50 percent since our high mark in late 2012, with recent changes to support functions such as accounting, land and information technology. Together with dramatic improvements to date in development planning and execution cycle times, we expect our workflow and cost structure will become increasingly more competitive. As described in our long-term plan, the Company remains focused on increasing the value of every barrel we produce through better capital efficiency, better cost performance and more consistent delivery.

In summary, we are actively re-creating our Company. While we continue to improve on behaviours and decision making from our past, our present operational delivery performance and our belief that we possess an unrivaled future potential in our core areas, gives us great confidence in the direction we are taking Penn West.

OPERATIONAL HIGHLIGHTS

•	As planned, development activities were minimal during the second quarter due to spring break-up with $65 million spent. During this period, we further assessed the results of our successful first quarter 2014 drilling program and continued to review opportunities to improve our operational efficiencies. Over the past several months we have made significant strides in cost improvements and reductions in drilling cycle times and in our view have become the top operator in a number of our core plays and we will continue to build on our efforts to-date.

•	Average production was 106,706 boe per day for the second quarter of 2014, with our successful drilling program earlier in the year and improvements to our production reliability allowing our production to remain firm in the quarter despite it being a time of relatively low development activity. Our second quarter 2014 average production includes 1,004 boe per day of adjustments resulting primarily from closing amendments on asset divestments and equalizations adjustments completed earlier in the year. Accordingly, second quarter production performance was 105,702 boe per day before adjustments.

•	During the second quarter of 2014 we secured operatorship of Pembina Cardium Unit #11 (“PCU #11”) in the core of the Pembina field, a key step for the Company as we continue to build the Cardium as our cornerstone asset.

FINANCIAL HIGHLIGHTS

•	Funds flow for the second quarter of 2014 was $298 million ($0.61 per share – basic) compared to $269 million ($0.55 per share – basic) in the first quarter of 2014 as restated. The increase is related to slightly higher commodity prices, the reversal of an operating cost accrual in the quarter, offset by lower production volumes and realized risk management losses as a result of stronger crude oil prices.

•	Net income for the second quarter of 2014 was $143 million ($0.29 – per share basic) compared to a net loss of $89 million ($0.18 per share – basic) in the first quarter of 2014 as restated. The increase is primarily attributed to the strengthening of the Canadian dollar compared to the US dollar which led to unrealized foreign exchange gains on our senior unsecured notes denominated in US dollars. Also, in the first quarter 2014, non-cash losses were recorded on non-core property dispositions as we continued to focus our asset base as part of phase two of our disposition strategy under our long-term plan.

•	During the second quarter, we renewed our unsecured, revolving syndicated bank facility, voluntarily reducing the borrowing capacity from $3.0 billion to $1.7 billion. The new borrowing capacity aligns with the requirements of our long-term plan over the next five years in addition to reducing future financing costs. Following delivery of the restated historical and second quarter financial statements and related MD&A to the lenders under Penn West’s revolving syndicated bank facility and the holders of its senior unsecured notes, the defaults under Penn West’s bank facility and the senior unsecured notes will be cured. As a result, the bank facility and notes will continue in effect on their existing terms, including borrowing capacity of $1.7 billion, with no changes to pricing or any other terms of the bank facility and no changes to financial covenants going forward.

DISPOSITION UPDATE

Phase two of our acquisition and divestiture strategy, aimed at further focusing Penn West’s asset portfolio and improving the financial flexibility of the enterprise, is proceeding as expected. We expect to provide an update with our third quarter results announcement in early November.

OPERATED DEVELOPMENT ACTIVITY

Operations were limited during the second quarter of 2014 due to spring break-up, allowing us to further assess performance from our first quarter drilling program and evaluate additional opportunities to continue reductions in our cost structures and cycle times. In the second quarter, Penn West drilled 10 (10 net) light oil wells with a success rate of 100 percent, eight (8.0 net) wells were drilled in the Viking and one each was drilled in the Cardium (1.0 net) and the Slave Point (1.0 net).

The table below summarizes the second quarter drilling, completions and tie-in activity:

Table 1: Second Quarter 2014 Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	1.0	1.0	8.0	8.0	10.0	8.5
Viking	8.0	8.0	—	—	—	—
Slave Point	1.0	1.0	4.0	4.0	4.0	4.0

Total	10.0	10.0	12.0	12.0	14.0	12.5

PLAY UPDATES

Cardium

In the Cardium we have reduced the average number of days to drill a well from 22 days to eight, which we believe is best amongst our competitors in the play. With limited activity in the quarter, drilling and completion costs remained unchanged and we believe we continue to set the industry benchmark in the play. We spent development capital of $14 million in the second quarter. The drilling program in the second half of 2014 will feature more multi-well pads that will provide cost efficiencies and drive incremental cost savings.

Importantly, during the second quarter of 2014, we secured operatorship of the PCU #11 in the Pembina field which we believe has significant potential for us. This is a substantial field in the Cardium that has not had any meaningful capital investment over the past several years. We are currently in the process of completing a technical evaluation of PCU #11 and expect to have an initial six well development program commencing in 2015.

In July, we commenced our 30 well program in the Willesden Green area with three drilling rigs and added a fourth drilling rig in August. Our development plan for the second half of 2014 will add a fifth rig in October to complete all drilling activity for the year.

In the Pembina area, second half 2014 activities are planned in the Lodgepole and Pembina Cardium Unit #9 (“PCU #9”) areas. Drilling activity began on a seven well program in Lodgepole with one rig in July. Once completed, that rig is scheduled to move to PCU #9 to begin a nine well program later in the year.

During our second half 2014 program, water flood activities are scheduled to continue in Willesden Green and Pembina as we continue to assess expansion of our water flood program in 2015. Generally, our waterflood programs throughout the Cardium area are proceeding, consistent with our long-term plan, and are performing in-line with expectations. Over time, we expect that these programs will have the potential to mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas.

Viking

During the second quarter of 2014, we spent development capital of $10 million drilling eight wells in the Viking as we continued to benefit from what we believe is our industry leading operational results in the area. Our second half 2014 program is significant with 84 wells planned and approximately 75 wells scheduled to be on production by the end of the year. In southwestern Saskatchewan, wet weather caused a minor delay in our Viking program where we have two rigs operating to execute our development program in the second half of 2014.

Leveraging off the positive results of our 16 wells-per-section down-spacing program earlier in the year, we are continuing to test down-spacing programs across the play. As the largest acreage holder in the core of the Viking play, an expanded down spacing program would significantly increase the existing 400-

500 drilling locations we have estimated. In our second half program we also plan to reduce our cost per well to below $800,000 from what we believe to already be a best-in-class cost of $840,000.

Slave Point

We continue to test various drilling and completions techniques in the Slave Point Carbonates, as we focus on optimizing production performance, recoveries, cycle-times and per well costs. Throughout the second quarter of 2014, we continued to monitor the results of our drilling program from earlier in the year. We spent development capital of $16 million in the second quarter.

In Otter, production performance on our first long-reach (3,200 meter) lateral wells is in-line with expectations. We are now monitoring these wells for longer-term performance before broader implementation of this design. In the Red Earth area, the two wells we drilled in the first quarter of 2014 continue to perform above our expectations. In Sawn, the results of our first nitrogen fracture wells experienced average 30-day initial production rates that significantly exceeded our type curve. As in Otter, we are now monitoring these wells for longer-term performance.

Our second half 2014 development activities in the Slave Point include a selective seven well drilling program which began in July, five of which are anticipated to be on production by the end of 2014. The goal of this program is to continue with assessment of each of the areas within the Slave Point, testing various drilling and completions techniques. To be competitive internally, per well drilling and completion costs need to be $4.5 million or lower. Currently, average per well drilling and completion costs in our Slave Point program are running in the $5.1 million range. We believe the required 12 percent reduction in costs is achievable and that the Slave Point will be a significant component of our development program in future years as communicated in our long-term plan.

Duvernay

We spudded the 7-16 horizontal well targeting the Duvernay during the first week of July 2014 as planned. Drilling is complete and logs collected over a 1,900 meter lateral section in the well. Completion activities will commence in early October. We anticipate having the well on production in December of 2014.

PRODUCTION AND OPERATING COSTS

On July 29, 2014 we reported production volumes of 108,130 boe per day in the second quarter, 2014 that included 2,428 boe per day of adjustments resulting primarily from closing amendments on asset divestitures and equalizations adjustments completed earlier in the year. As a result of the internal review of accounting practices conducted by our Audit Committee, it was determined that 1,424 boe per day of those production adjustments should have been recognized in prior quarters, the determination of which, is reflected in our restated historical financial statements. Second quarter production volumes now include 1,004 boe per day of adjustments. Accordingly, production of 105,702 boe per day in the second quarter before adjustments is unchanged.

Reported operating cost of $15.20 per boe in the quarter ($17.82 per boe for the six months ended June 30, 2014), was lower than expected as a result of success in our ongoing cost reduction efforts which caused our operating cost accruals to be too high. In the second quarter we reduced our operating cost accruals to more accurately reflect costs, which resulted in a reduction of $26 million to our reported operating costs. This translates into an accrual adjustment of $2.65 per boe in the second quarter of 2014 ($1.30 per boe for the six months ended June 30, 2014).

Operating cost of $19.12 per boe for the first half of 2014, before the effect of the accrual adjustment, is more indicative of our future and ongoing performance. The company remains committed to further reductions in operating costs from these levels.

DRILLING STATISTICS

	Three months ended June 30				Six ended June 30
	2014		2013(2)		2014		2013(2)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	11	10	12	1	77	57	156	119
Natural gas	—	—	—	—	—	—	1	1
Dry	—	—	—	—	—	—	—	—

	11	10	12	1	77	57	157	120

Stratigraphic and service	2	—	—	—	4	1	33	16

Total	13	10	12	1	81	58	190	136

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.
(2)	Restated

CAPITAL EXPENDITURES

	Three months ended June 30			Six months ended June 30
(millions)	2014	2013	% change	2014	2013	% change
Land acquisition and retention	$—	$2	(100)	$1	$3	(67)
Drilling and completions	31	26	19	173	299	(42)
Facilities and well equipping	30	65	(54)	83	200	(59)
Geological and geophysical	1	—	100	7	9	(22)
Corporate	3	2	50	3	5	(40)
Capital carried by partners	—	(27)	(100)	(7)	(63)	(89)

Exploration and development capital (1)	65	68	(4)	260	453	(43)
Property dispositions, net	(1)	(38)	(97)	(212)	(47)	>100

Total capital expenditures	$64	$30	100	$48	$406	(91)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

Exploration and development capital expenditures have declined from the comparative periods in 2013 due to our more focused capital program in our core areas of the Cardium, Viking and Slave Point plays. Cost reductions and improvements in drilling cycle times have also contributed to the decline as we continue to emphasize our strategy of operational excellence. Our 2014 program is also planned to operate on a more continuous approach with a more balanced spending profile during the year.

LAND

	As at June 30
	Producing			Non-producing
	2014	2013	% change	2014	2013	% change
Gross acres (000s)	4,322	5,244	(18)	2,636	3,011	(12)
Net acres (000s)	2,949	3,558	(17)	1,808	2,061	(12)
Average working interest	68%	68%	—	69%	69%	—

COMMON SHARE DATA

	Three months ended June 30			Six months ended June 30
(millions of shares)	2014	2013	% change	2014	2013	% change
Weighted average
Basic	492.4	484.6	2	491.4	483.2	2
Diluted	492.6	484.6	2	491.4	483.2	2
Outstanding as at June 30				493.5	485.0	2

Outlook

This outlook section is included to provide shareholders with information about our expectations as at September 18, 2014 for production and capital expenditures in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2014, including our non-core asset disposition program.

There have been no changes to our guidance for our 2014 forecast average production of 101,000 to 106,000 boe per day, originally disclosed in our January 21, 2014 press release “Penn West Provides Fourth Quarter 2013 Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million.”

Our 2014 Capital Budget has been revised from $900 million to $820 million to reflect the reclassification of $80 million of the budget from capital expenditures to operating expenses in connection with the restatement of certain of our historical financial statements as described in our September 18, 2014 press release “Penn West Provides Results of Internal Review of Accounting Practices, Files Restated Financial Statements and Confirms no Impact on Strategic Direction”. There is no impact on planned development capital activities for 2014 as a result of this adjustment to our guidance.

All such press releases are available on our website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Our current forecast for third quarter average production is approximately 100,000 boe per day based on field estimates. Average production in the third quarter, 2014 is expected to be lower than second quarter, 2014 as additions from planned capital activities are weighted to quarter-end; and as expected, the company experiences higher levels of planned turnaround activity in the quarter.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per-unit-of-production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2014	2013(1)	2014	2013(1)
Cash flow from operating activities	$214	$170	$436	$396
Change in non-cash working capital	77	72	111	65
Decommissioning expenditures	7	7	20	25

Funds flow	$298	$249	$567	$486

Basic per share	$0.61	$0.51	$1.15	$1.01
Diluted per share	$0.60	$0.51	$1.15	$1.01

(1)	Certain financial information for the three and six month periods ended June 30, 2013 has been restated. See Note 2 to our unaudited consolidated interim financial statements for the three and six month periods ended June 30, 2014 and 2013 for details regarding the restatement.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, we believe that utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our progress toward streamlining our business model, process improvement and our goals of long-term sustainability and overall competitiveness; our belief that we remain well on pace to meet our full year production guidance for 2014; our drilling and development planning and the timing thereof and the expected benefits to be derived therefrom; the size of our drilling inventory across our core focus areas and the opportunities to be derived therefrom; our expectations with respect to our workflow and cost structure and our focus on increasing the value of every barrel we produce through focus, better capital efficiency, better cost performance and more consistent delivery; our beliefs with respect to our plans, performance and future potential in our core areas; matters pertaining to our long-term plan, including phase 2 of our acquisition and disposition strategy, capital requirements and the expected benefits to be derived from our long-term plan; matters pertaining to our Cardium play, including our performance with respect to drilling times, drilling and completion costs, the characteristics of our second half 2014 Cardium drilling and development program and the benefits to be derived therefrom, our expectations with respect to PCU #11, our drilling plans thereon and our operatorship thereof and the expected results from our water flood program; matters pertaining to our Viking play, including our beliefs with respect to our operational results in the Viking, the characteristics of our second half 2014 Viking drilling and development program and the benefits to be derived therefrom, our down-spacing program and the benefits to be derived therefrom and our expected cost reductions in the Viking play; matters pertaining to our Slave Point play, including our plans with respect to testing various drilling and completion techniques, well performance expectations, type-curves, the characteristics of our second half 2014 Slave Point drilling and development program and the goals thereof and the benefits to be derived therefrom, our beliefs with respect to future well costs and our beliefs with respect to the development potential of the Slave Point play; matters pertaining to our Duvernay play, including expectations with respect to completion activities, production testing and timing; our expectations with respect to and our efforts to further reduce operating costs; matters pertaining to our 2014 capital program generally; and matters pertaining to our expectations with respect to production and capital expenditures, including our average production guidance, our expectations with respect to certain effects of the restatement of certain financial statements, including no impact on development capital activities for 2014, and our expected third quarter average production based on filed estimates.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the laws and regulations with which we will be required to comply, including laws and regulations relating to securities, accounting, taxation, royalty regimes and environmental protection; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future debt levels; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out exploration and development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; our ability to execute on planned asset acquisition and divestment programs; our ability to add production and reserves through our development and exploitation activities; performance and decline rates of future development wells; the ability of our historical type curves for particular areas to predict future production levels from wells drilled in such areas; timing and costs of bringing future development wells on stream; the expected inventory of future drilling locations; reservoir response to water flood and other enhanced oil recovery methods; producing well and production equipment reliability and decline rates; operating and administrative cost savings; and performance of non-operated properties.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we will not be able to successfully execute our 2014 plans or our long-term plan, respectively, in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to us and our securityholders as a result of the successful execution of such plans do not materialize; the impact of weather conditions on seasonal demand and our ability to execute capital programs; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in taxation and other laws and regulations that affect us and our securityholders; and the other factors described under “Risk Factors” in our Revised AIF, and described in our public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2014	December 31, 2013 (restated – note 2)

Assets
Current
Accounts receivable		$273	$265
Other		59	57
Deferred funding assets	4	90	139
Risk management	9	—	2

		422	463

Non-current
Deferred funding assets	4	204	184
Exploration and evaluation assets	5	660	645
Property, plant and equipment	6	8,649	9,075
Goodwill		1,887	1,912
Risk management	9	47	50

		11,447	11,866

Total assets		$11,869	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$415	$598
Dividends payable		69	68
Current portion of long-term debt	7	255	64
Risk management	9	18	24

		757	754
Non-current
Long-term debt	7	1,979	2,394
Decommissioning liability	8	548	603
Risk management	9	11	16
Deferred tax liability		1,092	1,040
Other non-current liabilities	11	8	9

		4,395	4,816

Shareholders’ equity
Shareholders’ capital	10	8,954	8,913
Other reserves		84	80
Deficit		(1,564)	(1,480)

		7,474	7,513

Total liabilities and shareholders’ equity		$11,869	$12,329

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent event (Note 10)

Commitments and contingencies (Note 12)

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2014	2013 (restated – Note 2)	2014	2013 (restated – Note 2)

Oil and natural gas sales		$679	$746	$1,367	$1,442
Royalties		(112)	(106)	(214)	(200)

		567	640	1,153	1,242

Risk management gain (loss)
Realized		(29)	(1)	(49)	7
Unrealized	9	39	34	1	(39)

		577	673	1,105	1,210

Expenses
Operating		147	269	351	541
Transportation		6	7	12	15
General and administrative		34	43	70	86
Restructuring		7	13	11	13
Share-based compensation	11	8	16	17	24
Depletion and depreciation	6	187	264	374	536
Loss (gain) on dispositions		—	(4)	48	(4)
Exploration and evaluation		16	—	16	—
Unrealized risk management loss (gain)	9	23	2	(5)	(3)
Unrealized foreign exchange loss (gain)		(69)	64	6	93
Financing	7	40	47	81	92
Accretion	8	9	11	18	22

		408	732	999	1,415

Income (loss) before taxes		169	(59)	106	(205)

Deferred tax expense (recovery)		26	(6)	52	(37)

Net and comprehensive income (loss)		$143	$(53)	$54	$(168)

Net income (loss) per share
Basic		$0.29	$(0.11)	$0.11	$(0.35)
Diluted		$0.29	$(0.11)	$0.11	$(0.35)
Weighted average shares outstanding (millions)
Basic	10	492.4	484.6	491.4	483.2
Diluted	10	492.6	484.6	491.4	483.2

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2014	2013 (restated – note 2)	2014	2013 (restated – Note 2)

Operating activities
Net income (loss)		$143	$(53)	$54	$(168)
Depletion and depreciation	6	187	264	374	536
Loss (gain) on dispositions		—	(4)	48	(4)
Exploration and evaluation		16	—	16	—
Accretion	8	9	11	18	22
Deferred tax expense (recovery)		26	(6)	52	(37)
Share-based compensation	11	2	5	5	8
Unrealized risk management loss (gain)	9	(16)	(32)	(6)	36
Unrealized foreign exchange loss (gain)		(69)	64	6	93
Decommissioning expenditures	8	(7)	(7)	(20)	(25)
Change in non-cash working capital		(77)	(72)	(111)	(65)

		214	170	436	396

Investing activities
Capital expenditures		(65)	(68)	(260)	(453)
Property dispositions (acquisitions), net		(1)	38	212	47
Change in non-cash working capital		(55)	(136)	(61)	(130)

		(121)	(166)	(109)	(536)

Financing activities
Increase (decrease) in bank loan		9	105	(171)	348
Repayment of senior notes		(59)	(5)	(59)	(5)
Issue of equity		11	—	11	2
Dividends paid		(54)	(104)	(108)	(205)

		(93)	(4)	(327)	140

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	54	54
Share-based compensation	11	—	5	—	5
Issued on exercise of options	10	12	(1)	—	11
Issued to dividend reinvestment plan	10	29	—	—	29
Dividends declared	10	—	—	(138)	(138)

Balance at June 30, 2014		$8,954	$84	$(1,564)	$7,474

(CAD millions, unaudited) (restated – Note 2)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013		$8,774	$97	$(277)	$8,594
Net and comprehensive loss		—	—	(168)	(168)
Share-based compensation	11	—	8	—	8
Issued on exercise of options and share rights	10	28	(26)	—	2
Issued to dividend reinvestment plan	10	54	—	—	54
Dividends declared	10	—	—	(261)	(261)

Balance at June 30, 2013		$8,856	$79	$(706)	$8,229

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

2. Restatement of Previously Issued Consolidated Financial Statements

Penn West has restated its consolidated balance sheet as of December 31, 2013, and its consolidated statements of income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the three and six month periods ended June 30, 2013.

During the second quarter of 2014, information drawing into question the appropriateness of certain of the Company’s accounting practices came to the attention of senior management of the Company. This information led to senior management making a recommendation to the Board of Directors (the “Board”) of the Company that the Audit Committee of the Board (the “Audit Committee”) conduct an independent review of these practices. At the direction of the Audit Committee, an internal review (the “Review”) was undertaken. The Audit Committee, comprised solely of independent directors, retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting the Review. The Review identified accounting practices that, among other things, had the effect of reducing the Company’s previously reported operating expenses and increasing the Company’s previously reported royalty expense and capital expenditures in 2014, 2013, 2012 and prior periods, which practices were not supportable and required adjustment.

The Review determined that the following matters required adjustment:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

The restatement adjustments related to the following items and are described in the paragraphs following the tables below:

•	Property, plant and equipment;

•	Operating expenses;

•	Royalties;

•	Accounts payable and accrued liabilities;

•	Shareholders’ capital;

•	Depletion, depreciation and impairment;

•	Gain (losses) on dispositions; and

•	Deferred income taxes.

The following tables present the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements as of December 31, 2013, and for the three month and six month periods ended June 30, 2013. The “As Restated” columns reflect final adjusted balances after the restatement.

Effect on Consolidated Balance Sheets

	As reported	Adjustment	As restated
	December 31, 2013

Assets
Current
Accounts receivable	$263	$2	$265
Other	57	—	57
Deferred funding assets	139	—	139
Risk management	2	—	2

	461	2	463

Non-current
Deferred funding assets	184	—	184
Exploration and evaluation assets	645	—	645
Property, plant and equipment	9,392	(317)	9,075
Goodwill	1,912	—	1,912
Risk management	50	—	50

	12,183	(317)	11,866

Total assets	$12,644	$(315)	$12,329

Current
Accounts payable and accrued liabilities	$654	$(56)	$598
Dividends payable	68	—	68
Current portion of long-term debt	64	—	64
Risk management	24	—	24

	810	(56)	754
Non-current
Long-term debt	2,394	—	2,394
Decommissioning liability	603	—	603
Risk management	16	—	16
Deferred tax liability	1,102	(62)	1,040
Other non-current liabilities	9	—	9

	4,934	(118)	4,816

Shareholders’ equity
Shareholders’ capital	9,124	(211)	8,913
Other reserves	80	—	80
Deficit	(1,494)	14	(1,480)

	7,710	(197)	7,513

Total liabilities and shareholders’ equity	$12,644	$(315)	$12,329

Effect on Consolidated Statement of Income (Loss)

Consolidated Statement of Income (Loss)

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended June 30, 2013			Six months ended June 30, 2013

Oil and natural gas sales	$746	$—	$746	$1,442	$—	$1,442
Royalties	(132)	26	(106)	(251)	51	(200)

	614	26	640	1,191	51	1,242

Risk management gain (loss)
Realized	(1)	—	(1)	7	—	7
Unrealized	34	—	34	(39)	—	(39)

	647	26	673	1,159	51	1,210

Expenses
Operating	214	55	269	431	110	541
Transportation	7	—	7	15	—	15
General and administrative	43	—	43	86	—	86
Restructuring	13	—	13	13	—	13
Share-based compensation	16	—	16	24	—	24
Depletion, depreciation and impairment	270	(6)	264	549	(13)	536
Loss on dispositions	—	(4)	(4)	—	(4)	(4)
Unrealized risk management loss (gain)	2	—	2	(3)	—	(3)
Unrealized foreign exchange loss (gain)	64	—	64	93	—	93
Financing	47	—	47	92	—	92
Accretion	11	—	11	22	—	22

	687	45	732	1,322	93	1,415

Loss before taxes	(40)	(19)	(59)	(163)	(42)	(205)

Deferred tax expense (recovery)	—	(6)	(6)	(26)	(11)	(37)

Net and comprehensive loss	$(40)	(13)	$(53)	$(137)	(31)	$(168)

Net loss per share
Basic	$(0.08)	$(0.03)	$(0.11)	$(0.28)	$(0.07)	$(0.35)
Diluted	$(0.08)	$(0.03)	$(0.11)	$(0.28)	$(0.07)	$(0.35)
Weighted average shares outstanding (millions)
Basic	484.6	—	484.6	483.2	—	483.2
Diluted	484.6	—	484.6	483.2	—	483.2

Effect on Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flow

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended June 30, 2013			Six months ended June 30, 2013

Operating activities
Net loss	$(40)	$(13)	$(53)	$(137)	$(31)	$(168)
Depletion and depreciation	270	(6)	264	549	(13)	536
Loss on dispositions	—	(4)	(4)	—	(4)	(4)
Exploration and evaluation	—	—	—	—	—	—
Accretion	11	—	11	22	—	22
Deferred tax recovery	—	(6)	(6)	(26)	(11)	(37)
Share-based compensation	5	—	5	8	—	8
Unrealized risk management loss (gain)	(32)	—	(32)	36	—	36
Unrealized foreign exchange loss	64	—	64	93	—	93
Decommissioning expenditures	(7)	—	(7)	(25)	—	(25)
Change in non-cash working capital	(72)	—	(72)	(65)	—	(65)

	199	(29)	170	455	(59)	396

Investing activities
Capital expenditures	(112)	44	(68)	(539)	86	(453)
Property dispositions (acquisitions), net	29	9	38	38	9	47
Change in non-cash working capital	(112)	(24)	(136)	(94)	(36)	(130)

	(195)	29	(166)	(595)	59	(536)

Financing activities
Increase in long-term debt	105	—	105	348	—	348
Repayment of senior notes	(5)	—	(5)	(5)	—	(5)
Issue of equity	—	—	—	2	—	2
Dividends paid	(104)	—	(104)	(205)	—	(205)

	(4)	—	(4)	140	—	140

Change in cash	—	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—	—
Cash, end of period	$—	$—	$—	$—	$—	$—

Effect on Deficit

Deficit

	As reported	Adjustment	As restated
	June 30, 2013

Deficit
Balance, beginning of period	$(262)	$(15)	$(277)
Net and comprehensive income (loss)	(137)	(31)	(168)
Dividends Declared	(261)	—	(261)

Balance, end of period	$(660)	$(46)	$(706)

Following is a description of the matters corrected in the restatement adjustments.

Inadequately Supported Reclassification of Operating Expenses and Property, Plant and Equipment

The Review identified that certain operating expenses were reclassified as property, plant and equipment without adequate support and were determined to be incorrectly recorded as property, plant and equipment. These amounts have now been restated and recorded in operating costs. These adjustments resulted in $31 million during the second quarter of 2013 and $66 million for the first six months of 2013 corrected from property, plant and equipment to operating costs.

Throughout all periods under review, the reclassification of expenditures from operating expenses to property, plant and equipment occurred at the corporate level. Other aspects of the reclassification process changed over time. For certain periods, attempts were made to analyze supporting documentation to determine which items were properly reclassified as property, plant and equipment. For other periods, and more recently, it appears that little if any analysis was performed to determine which items ought to be capitalized. In some cases, there appeared to be no contemporaneous support for the decision to reclassify operating expenses as property, plant and equipment. The increased capitalization of operating expenses decreased reported operating expenses while correspondingly increasing the reported capital assets of the Company.

Further analysis within property, plant and equipment and operating costs was undertaken to determine if supported amounts had been appropriately classified within these two categories. The review determined that $3 million in the second quarter of 2013 and $10 million in the first six months of 2013 were incorrectly classified as operating costs. These amounts were adjusted and correctly reclassified as property, plant and equipment. In addition, it was determined that $1 million in the second quarter of 2013 and $2 million for the first six months of 2013 were incorrectly classified as property, plant and equipment. These amounts were adjusted and correctly reclassified as operating costs.

As a result of these adjustments, depletion and depreciation expense, impairment charges, gains (losses) on dispositions and deferred income tax expense (recovery) have also been restated in the second quarter and first six months of 2013.

Reclassification of Operating Expenses to Royalties

The Review also identified a practice of incorrectly reclassifying a portion of operating expenses as royalties in the consolidated statements of income (loss). The rationale for this practice was that it reflected that the Company incurs certain expenses producing royalty holders’ share of production, and that expenses so incurred are not properly the Company’s operating expenses, but rather, more appropriately attributed to the royalty holders’ share of the expenses (and thus booked as royalties). The Review determined that this practice was not appropriate and that the Company had incorrectly classified operating expenses as royalties. The reclassification reduced reported operating expenses. The practice did not impact the amount of royalties paid to third parties. These adjustments resulted in $26 million in the second quarter of 2013 and $51 million for the first six months of 2013 reclassified from royalties to operating expenses. As both royalties and operating expenses are included in the consolidated statements of income (loss), there is no effect on net income in the second quarter or first six months of 2013 or on retained earnings in prior periods.

Capital Expenditure Over Accruals

The Review identified that in recent years, the Company accrued its capital expenditures in excess of the amounts expended in the relevant year. Unused accruals should have been reversed to zero at year end. In recent years, unused accruals were not reversed, but were carried over the year end. The Review identified an accrual related to capital expenditures at December 31, 2012 of $36 million that was not reversed at March 31, 2013 ($12 million) and at June 30, 2013 ($24 million), despite information being available that indicated that the provision was no longer required. These amounts have been corrected in these financial statements.

Shareholders’ Equity

Upon commencement of operations as a corporation on January 1, 2011 on its conversion from a trust to a corporation, Penn West’s recorded deficit as at December 31, 2010 was eliminated against share capital on January 1, 2011. The difference in the elimination as a result of the above adjustments was a $211 million reduction in shareholders’ capital.

Notes 6 and 10 have been restated to reflect amendments arising as a result of the restatement adjustments described above.

3. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2013, except as described in c) below.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on September 17, 2014.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c) Changes in accounting policies

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

4. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	June 30, 2014	December 31, 2013
Peace River Oil Partnership	$210	$235
Cordova Joint Venture	84	88

Total	$294	$323

Current portion	$90	$139
Long-term portion	204	184

Total	$294	$323

5. Exploration and evaluation (“E&E”) assets

	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$645	$609
Capital expenditures	26	18
Joint venture, carried capital	5	62
Expense	(16)	(44)

Balance, end of period	$660	$645

6. Property, plant and equipment

Cost	Six months ended June 30, 2014	(restated) Year ended December 31, 2013
Balance, beginning of period	$17,974	18,646
Capital expenditures	242	670
Joint venture, carried capital	2	22
Acquisitions	10	18
Dispositions	(705)	(1,373)
Decommissioning additions (dispositions), net	(53)	(9)

Balance, end of period	$17,470	17,974

Accumulated depletion and depreciation	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$8,899	8,052
Depletion and depreciation	374	1,023
Impairments	—	670
Dispositions	(452)	(846)

Balance, end of period	$8,821	8,899

Net book value	June 30, 2014	December 31, 2013
Total	$8,649	9,075

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		June 30, 2014	December 31, 2013
2007 Notes	US$475	2015 – 2022	5.80%		$507	$505
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		542	541
UK Notes	£57	2018	6.95	% (1)	104	100
2009 Notes	US$94, £20, €10 (2)	2014 – 2019	8.85	% (3)	151	213

2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		317	316
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		241	240
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		142	142

Total senior unsecured notes					2,004	2,057
Credit facility advances					230	401

Total long-term debt					$2,234	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	June 30, 2014	December 31, 2013
Current portion	$255	$64
Long-term portion	1,979	2,394

Total	$2,234	$2,458

During the second quarter of 2014, Penn West repaid $59 million on its senior unsecured notes as they matured (2013 – $5 million). There have been no senior unsecured notes issued in 2014 or 2013.

Additional Information on Penn West’s senior unsecured notes was as follows:

	June 30, 2014	December 31, 2013
Weighted average remaining life (years)	4.2	4.5
Weighted average interest rate (1)	6.0%	6.1%

(1)	Includes the effect of cross currency swaps.

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility from an aggregate borrowing level of $3.0 billion to $1.7 billion. The new bank facility consists of two tranches; tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2014, the Company had approximately $1.5 billion of unused credit capacity available.

As a result of the decision to restate certain of its historical financial statements and the delay in filing of its second quarter 2014 financial statements, the Company was in default of certain terms and conditions of its bank facility and its senior unsecured notes. Such defaults did not relate to any of the financial covenants under the bank facility or the senior unsecured notes. The Company subsequently received waivers in respect of these defaults from the lenders under the bank facility and the holders of the senior unsecured notes in August 2014. Subject to certain conditions, the waivers had the effect of extending the cure period for such defaults and allowing for the defaults to be cured by delivery of the restated historical and second quarter 2014 financial statements. With the curing of the defaults by delivery of such financial statements, the bank facility and notes remain in place on their existing terms.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at June 30, 2014, 11 percent (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at June 30, 2014, the Company was in compliance with all of its financial covenants.

Letters of credit totalling $6 million were outstanding on June 30, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the bank facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the second quarter of 2014 an expense of nil (2013 – $2 million) was incurred and for the first six months of 2014 an expense of $1 million (2013 – $4 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps. Penn West’s outstanding interest rate swaps expired in January 2014.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2013 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 6.5 percent (December 31, 2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$603	$635
Net liabilities incurred (disposed) (1)	(60)	(90)
Increase in liability due to change in estimate	7	81
Liabilities settled	(20)	(66)
Accretion charges	18	43

Balance, end of period	$548	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At June 30, 2014, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.2 billion (December 31, 2013 – $2.2 billion) compared to the carrying value of $2.0 billion (December 31, 2013 – $2.1 billion).

As at June 30, 2014 and December 31, 2013, the only asset or liability measured at fair value on a recurring basis was risk management which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	1	(94)
Electricity swaps	4	—
Interest rate swaps	1	9
Foreign exchange forwards	(3)	27
Cross currency swaps	3	12

Total fair value, end of period	$18	$12

Based on June 30, 2014 pricing, a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $1 million.

Penn West had the following financial instruments outstanding as at June 30, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Forwards		90,000 mcf/d	Jul/14 – Dec/14	$3.90/mcf	$(12)
AECO Collars		50,000 mcf/d	Jul/14 – Dec/14	$3.41 to $4.17/mcf	(4)
AECO Collars		70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	—

Electricity swaps
Alberta Power Pool		70 MW	Jul/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool		10 MW	Jul/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool		70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	621	2014 – 2022	0.9986 CAD/USD	47

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	(10)
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	1
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$18

Operating costs for the second quarter of 2014 include a realized loss on electricity contracts of $2 million (2013 – $7 million) and for the six months ended June 30, 2014 a realized loss of $2 million (2013 – $8 million gain).

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

10. Shareholders’ equity (restated)

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2013	479,258,670	$8,774
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	3,343,359	29

Balance, June 30, 2014	493,487,643	$8,954

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount for 2013 were 102,793 shares issued from Treasury as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clauses.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding	Three months ended June 30		Six months ended June 30
(millions of shares)	2014	2013	2014	2013
Weighted average
Basic	492.4	484.6	491.4	483.2
Dilutive impact	0.2	—	—	—

Diluted	492.6	484.6	491.4	483.2

For the second quarter of 2014, 12.4 million shares (2013 – 27.2 million) that would be issued under the Stock Option Plan (“Option plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first six months of 2014, 18.7 million shares (2013 – 27.2 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid dividends of $0.14 per share totalling $69 million in the second quarter of 2014 and $138 million in the first six months of 2014. On July 15, 2014, Penn West paid its second quarter dividend of $0.14 per share totalling $69 million.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Six months ended June 30, 2014		Year ended December 31, 2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,951,830	$17.63	15,737,400	$22.54
Granted	7,403,400	9.35	8,937,200	10.32
Exercised	(1,067,000)	9.80	(1,000,000)	10.24
Forfeited	(2,913,557)	16.94	(8,722,770)	19.85

Outstanding, end of period	18,374,673	$14.86	14,951,830	$17.63

Exercisable, end of period	6,100,059	$20.18	3,419,818	$23.46

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Six months ended June 30, 2014		Year ended December 31, 2013
Restricted options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(2,738,614)	23.84	(7,479,947)	23.84

Outstanding, end of period	316,800	$23.84	3,055,414	$23.84

Exercisable, end of period	316,800	$23.84	3,055,414	$23.84

	Six months ended June 30, 2014		Year ended December 31, 2013
Restricted rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(2,738,614)	16.60	(2,951,054)	16.45

Outstanding, end of period	316,800	$16.98	3,055,414	$16.91

Exercisable, end of period	316,800	$16.98	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights are fully vested and expire in 2014. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At June 30, 2014, the value of the restricted rights was nil (2013 – nil).

	Six months ended June 30, 2014		Year ended December 31, 2013
Share rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(40,310)	15.66	(114,940)	15.03

Outstanding, end of period	—	$—	40,310	$15.94

Exercisable, end of period	—	$—	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There has been no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011, and there will be no issuance under these plans in the future.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Six months ended June 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	2,813,769	1,951,655
Granted	2,482,550	3,102,225
Vested and paid	(1,054,706)	(780,228)
Forfeited	(790,422)	(1,459,883)

Outstanding, end of period	3,451,191	2,813,769

At June 30, 2014, LTRIP obligations of $9 million were classified as a current liability (December 31, 2013 – $10 million) included in accounts payable and accrued liabilities and $6 million was classified as a non-current liability (December 31, 2013 – $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At June 30, 2014, 125,140 DSUs (December 31, 2013 – 104,663) were outstanding and $1 million was recorded as a current liability (December 31, 2013 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Non-employee members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Six months ended June 30, 2014	Year ended December 31, 2013
Outstanding, beginning of period	969,723	—
Granted	599,000	1,544,429
Vested	(563,609)	(494,140)
Forfeited	(193,450)	(80,566)

Outstanding, end of period	811,664	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At June 30, 2014, $2 million (December 31, 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2013 – $2 million) included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2014	2013
Options	$5	$8
LTRIP	9	10
PSU	3	6

Share-based compensation	$17	$24

The share-based compensation related to the CSRIP plans and the DSU was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at June 30, 2014 was $10.42 (2013 – $11.10).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2014 under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2014	2013
Average fair value of options granted (per share)	$1.26	$1.02
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.3%	33.8%
Risk-free rate of return (average)	1.4%	1.3%
Dividend yield	6.1%	7.5%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. Recently, Penn West has been made aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price arising out of the restatement. Amounts claimed in these proceedings are significant but at this stage in the process, any estimate of Penn West potential exposure or liability, if any, is premature and cannot be determined. Penn West fully intends to vigorously defend against any such actions.

Investor Information

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 11:00am Mountain Time (1:00pm Eastern Time) on Thursday, September 18, 2014.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=851785&s=1&k=9B14D34412D44CCC18D76892762758EE

A digital recording will be available for replay two hours after the call’s completion, and will remain available until October 2, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 5903255, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com

For Media:

Greg Moffatt, Manager, Public Affairs

Phone: 403-806-3691

Email: greg.moffatt@pennwest.com